Exhibit 99.1

Provident Announces 2010 Annual and Fourth Quarter Results and March Cash Dividend

News Release 08-11
March 9, 2011

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced its 2010 fourth quarter interim and audited 2010 annual financial and operating results, and the March cash dividend of $0.045 per share.

“We are very pleased with our financial results for 2010,” said Provident’s President and Chief Executive Officer, Doug Haughey. “In addition, we achieved some key milestones including the sale of our upstream business and the enhanced strategic focus on our industry-leading natural gas liquids midstream infrastructure and marketing business.”

2010 Financial Summary

•	Gross operating margin grew by 9 percent to $312 million in 2010 up from $287 million in 2009, largely due to stronger year-over-year natural gas liquids (NGL) sales margins.

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Adjusted funds flow from continuing operations(3) increased 30 percent to $205 million ($0.77 per unit) in 2010, compared to $157 million ($0.60 per unit) in 2009, largely due to the 9 percent increase in gross operating margin, lower realized losses on financial derivative instruments, lower general and administrative costs, and a current income tax recovery.

•	Distributions paid to unitholders totaled $0.72 per unit resulting in a payout ratio of 96 percent of distributable cash flow from continuing operations(2) for 2010.

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Adjusted EBITDA(1) was $225 million for 2010, an increase of 27 percent from $177 million in 2009. The increase reflects a higher contribution from both Empress East and Redwater West, which increased contribution by 6 percent and 14 percent, respectively.

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Total debt decreased by 6 percent to $474 million at the end of 2010, from $505 million at the end of 2009. At December 31, 2010, Provident had approximately $425 million of remaining capacity available under its $500 million revolving term credit facility.

•	Total debt to Adjusted EBITDA(1) for the twelve months ended December 31, 2010 was 2.1 to one.

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Capital expenditures from continuing operations were $48 million an increase of 30 percent from the $37 million spent in 2009. In 2010, Provident spent approximately $42 million on growth projects and $6 million on sustaining capital requirements.

2010 Fourth Quarter Summary

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Gross operating margin totaled $111 million during the fourth quarter of 2010, an increase of 15 percent when compared to $97 million generated in the same quarter of 2009. The increase resulted from a higher contribution from both Empress East and Redwater West by 17 percent and 24 percent, respectively, partially offset by a 12 percent decrease from Commercial Services.

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Adjusted funds flow from continuing operations(3) was $74 million, during the fourth quarter of 2010, a 40 percent improvement from the $53 million recorded in the fourth quarter of 2009. The increase was primarily due to a 15 percent increase in gross operating margins. Realized losses on financial derivative instruments were also significantly lower due to the Midstream financial derivative contract buyout program completed in the second quarter of 2010.

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Provident delivered Adjusted EBITDA(1) of $86 million in the fourth quarter of 2010, up 47 percent from $59 million in the fourth quarter of 2009. The increase was primarily a result of higher overall gross operating margins driven by higher NGL pricing and sales volumes, lower realized losses on financial derivative instruments and lower general and administrative expenses.

•	Payout ratio was 68 percent of distributable cash flow from continuing operations(2) in the fourth quarter of 2010, an improvement from 92 percent in the fourth quarter of 2009.

(1)
Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures". Adjusted EBITDA presented above is from continuing operations and excludes the buyout of financial derivative instruments and strategic review and restructuring costs.

(2)	Distributable cash flow is presented as adjusted funds flow from continuing operations, net of sustaining capital spending.

(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

2011 Adjusted EBITDA Guidance

Management anticipates that Provident will generate Adjusted EBITDA in the range of $200 million to $250 million in 2011, subject to market and operational assumptions including normal weather conditions. This guidance is based, in part, on 2011 average price assumptions of U.S. WTI crude $98.30/bbl, AECO gas $3.40/GJ, Cdn/U.S. dollar exchange rate of $0.99, and a Mont Belvieu propane price at 57 percent of crude oil.  The average U.S. WTI crude price of $98.30 includes a January, 2011 price of $89.23 escalating to a December, 2011 price of $101.00.

2011 Capital Budget

Provident has a capital budget of approximately $95 million for 2011 and plans to allocate approximately $70 million to growth projects at Empress, Redwater and Sarnia. For 2011, Provident plans to deploy approximately $11 million to normal course maintenance operations and approximately $14 million in onetime replacement costs for the Taylor to Boundary Lake pipeline project. Management estimates a future annual run rate of approximately $8 million to $12 million for sustaining capital requirements.

March 2011 Cash Dividend

The March cash dividend of $0.045 per share is payable on April 15, 2011 and will be paid to shareholders of record on March 22, 2011. The ex-dividend date will be March 18, 2011. Provident’s 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on March 9, 2011 of $8.19, Provident’s yield is approximately 6.5 percent.

For shareholders receiving their dividends in U.S. funds, the March 2011 cash dividend will be approximately US$0.05 per share based on an exchange rate of 1.0324. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2010 Fourth Quarter and Year End Conference Call

A conference call will be held to discuss Provident’s audited 2010 annual financial statements and Management's Discussion & Analysis for the fourth quarter and year ended December 31, 2010 on Thursday, March 10, 2011 at 7:30 a.m. Mountain Time (9:30 a.m. Eastern).

To participate, please dial 866-226-1792 or 416-340-2216 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until March 17, 2011 by dialing 800-408-

3053 or 905-694-9451 and entering passcode 7615817. Provident will also post an audio replay of the call to its website at www.providentenergy.com

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com